Exhibit (A)(7)

Release – National Circuit

Friday, March 25, 2005

Press Contact and Investor Relations: Henry Nierodzik 310-306-4314

Calprop Board of Directors and Special Committee
Unanimously Recommend Stockholders Accept
Tender Offer in Going Private Transaction

Cash Tender Offer Price $0.65 Per Share, Net

     MARINA DEL REY, CA (March 25, 2005) – Calprop Corporation (OTC Bulletin Board: CLPO) today announced that a special committee of its board of directors and its full board of directors have each approved, and recommend that Calprop stockholders accept, a tender offer that has been commenced by NewCal Corporation for all of the publicly-held shares of Calprop Corporation common stock at a cash price of $0.65 per share, net to the selling stockholders.

     The tender offer is being made in connection with a proposal by Victor Zaccaglin, chairman of the board and chief executive officer of Calprop, to convert Calprop Corporation into a privately-held company. NewCal Corporation was incorporated by Mr. Zaccaglin to conduct the tender offer. If the tender offer is successful, NewCal Corporation will be merged into Calprop Corporation in a transaction in which cash will be paid at the same per share price as that paid in the tender offer for any remaining publicly-held shares of Calprop Corporation common stock not tendered in the tender offer.

     The special committee of the Calprop board of directors has determined that the tender offer by NewCal is fair to and in the best interests of the public stockholders of Calprop. This determination by the special directors committee was based in part on the written opinion of Duff & Phelps, LLC, which was engaged as an independent financial advisor to the special directors committee, that the per share price offered in the tender offer and proposed to be paid in the merger is fair from a financial point of view to Calprop’s public stockholders.

     The tender offer is conditioned on a sufficient number of shares being tendered to constitute, together with the Calprop shares owned by Mr. Zaccaglin and certain other persons, at least 90% of Calprop Corporation’s outstanding common stock and at least a majority of the shares of Calprop’s common stock that are owned by the public stockholders of Calprop (not including shares held by any director or executive officer of Calprop).